Exhibit 99.01

FOR IMMEDIATE RELEASE	Contact: David A. Garrison
Website: http://www.arthrt.com	(978) 345-5000
August 14, 2007
ARRHYTHMIA RESEARCH TECHNOLOGY, INC.
ANNOUNCES RESULTS FOR SECOND QUARTER 2007
Fitchburg, MA

Arrhythmia Research Technology, Inc. (the “Company”) (AMEX: HRT) and its wholly owned subsidiary Micron Products, Inc. (“Micron”) reported total revenue of $5,400,000 and net income of $446,000 for the quarter ended June 30, 2007 compared to total revenue of $4,656,000 and net income of $577,000 for the same quarter of 2006.  Basic net income per share for the three months ended June 30, 2007 decreased to $0.16 per share from $0.22 per share for the same period in 2006.

Total revenue increased by 16% in the quarter ending June 30, 2007 as compared to the same period in 2006.  Net income decreased by 23% and earnings per share decreased by 27% for the quarter ending June 30, 2007 over the same period in 2006.  Revenues for the quarter increased over the same period in the prior year for the 17th consecutive quarter.

For the six months ended June 30, 2007, total revenue of $10,409,000 and net income of $680,000 was achieved as compared to total revenue of $8,925,000 and net income of $1,098,000 for the same period in 2006.  Basic net income per share for the six months ended June 30, 2007 was $0.25 as compared to $0.41 for the same period in 2006.

James E. Rouse, the Company’s President and CEO commented, “Sales revenue continues to increase as a result of ongoing efforts to expand our product lines beyond the core business of disposable electro-physiological sensors.  Although the sensor business remains a key element in our business strategy, we have long recognized that diversification into other product lines and markets are essential to long term growth.  The effort to diversify has resulted in revenue increases for both our NEM and MIT divisions in the first six months.  This revenue increase has offset revenue declines in our sensor business due to price erosion and volume decreases, primarily in Europe.  Although net income and EPS for the period are down from the same period in 2006, they are up significantly from the first quarter of 2007 due to cost control strategies implemented during the second quarter.  We are excited about the potential for sustainable revenue and net income growth that is expected to result from our ongoing diversification efforts.  Two recently announced long term supply agreements with Cyalume Technologies, Inc., for defense related precision machined and thermoplastic injection molded components, and ConforMIS, Inc., for precision machined, unique, patient specific knee implants are evidence of our success.  The evolution of our business to become a multi-faceted manufacturer and supplier of components and products to the defense and medical industry positions us for continued expansion and profitability.”

The Company through its wholly owned subsidiary Micron Products, Inc. manufactures silver plated and non-silver plated conductive resin sensors and distributes metal snaps used in the manufacture of disposable ECG, EEG, EMS and TENS electrodes.  Micron’s NEM division manufactures custom injection molded products for medical, electronic, industrial and consumer applications.  Micron’s MIT division provides end- to- end product life cycle management through a comprehensive portfolio of value-added services such as design, engineering, prototyping, manufacturing, machining, assembly and packaging. Micron’s Leominster Tool division provides high end mold design, manufacturing and precision machining for various industries. The Company’s products also include proprietary signal-averaging electrocardiography (SAECG) software used in the detection of potentially lethal heart arrhythmias.

For more information please check our websites:

http://www.arthrt.com	http://www.micronproducts.com
http://www.leominstertool.com	http://www.newenglandmolders.com
http://www.micronintegrated.com

Forward-looking statements made herein are based on current expectations of the Company that involve a number of risks and uncertainties and should not be considered as guarantees of future performance.  The factors that could cause actual results to differ materially include: interruptions or cancellation of existing contracts, impact of competitive products and pricing, product demand and market acceptance, risks, the presence of competitors with greater financial resources than the Company, product development and commercialization risks, changing economic conditions in developing countries, and an inability to arrange additional debt or equity financing.  More information about factors that potentially could affect the Company's financial results is included in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006.

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